Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 1-32747

Strategic Step into Deepwater April 15, 2010

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache Corporation ("Apache") will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a proxy statement of Mariner Energy, Inc. ("Mariner") that also constitutes a prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents are not currently available. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC's web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache's website at www.apachecorp.com under the tab "Investors" or by contacting Apache's Investor Relations Department at 713-296-6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner's website at www.mariner-energy.com under the tab "Investor Information" or by contacting Mariner's Investor Relations Department at 713-954-5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800)732-0330 or visit the SEC's website for further information on its public reference room. Apache, Mariner, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Mariner in connection with the proposed transaction. Information about the directors and executive officers of Mariner is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 1, 2010. Information about the directors and executive officers of Apache is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on March 31, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Cautionary Statement 2

Statements in this document include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed agreement; the risk that a condition to closing of the proposed agreement may not be satisfied; the risk that a regulatory approval that may be required for the proposed agreement is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed agreement; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on agreement-related issues. Other factors that could materially affect actual results are discussed in Apache's and Mariner's most recent 10-Ks as well as each company's other filings with the SEC available at the SEC's website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise. References to quantities of oil or natural gas may include amounts that Apache or Mariner believe will ultimately be produced, but that are not yet classified as "proved reserves" under SEC definitions. Cautionary Statement 3

$26.22 per Mariner share: 0.17043 APA shares (tax-free exchange) $7.80 in cash Mariner shareholders can elect to receive stock or cash (or combination of) subject to proration to 70% stock, 30% cash Transaction value: $3.93 billion Includes net debt of $1.24 billion Expected closing in Q3 2010. Principal conditions: Mariner shareholder approval Regulatory clearance Transaction Terms 4

Apache including Devon and Mariner 5 * January 2010 net production.

Deepwater: new growth platform Right time, right entry: critical mass, deep experience Leverage Apache's resources and reach Permian oil and GOM shelf: exploitation value creation Excellent fit with core operating areas Strong cash flow, drilling inventory, upsides New ventures: fit onshore focus on unlocking new plays All portfolio components fit our strategy and strengths Deep resource potential, opportunity set Supports balance: more North America growth, more U.S. oil Cultural fit tested through joint experience First merger since Phoenix Res. (new growth platform - Egypt) Important Step for Apache 6

Mariner: Portfolio Profile

	Region	Production Jan-2010 MBOE/D	P1 Reserves YE 2009 MMBOE	Unbooked Potential MMBOE	Highlights
	GOM Deepwater	23.1	27.0	1,466.0	• 36 successful DW projects to date • Lucius, Heidelberg: 200+MM BBL each • 1.3BN BOE of prospective resources evaluated by DeGolyer+MacNaughton
	GOM Shelf	21.6	52.5	380.3	• Historically underworked assets • Strong cash flow and returns profile
	Permian Oil	9.2	85.8	203.3	• Material, long-lived oil position with running room of 2,000+ new locations • Upsides from de-risking plays: Spraberry, Wolfcamp, Wolfberry
	New Onshore Plays	3.6	15.9	TBD	• 200K net acres acquired during last year in new plays across onshore U.S. • Includes 54K net Niobrara acres
	Total	57.5	181.2	2,049.6	

*All Mariner proved and most Mariner probable reserve figures fully engineered by Ryder Scott.

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WA-356-P: Julimar- Brunello Project Apache's Deepwater Experience 8 EGYPT West Med Deep Block 4 discoveries in 2002: 2P reserves 2 TCFAverage water depth: 3.0 K FTAPA-operated, 100% successExchanged for Permian assets AUSTRALIA Van Gogh-ConistonDiscovery 2000/2003, onstream 2010/2013Water depth: 1.2-1.4 K FT52.5% APA (operator)Van Gogh: 60.0 MB/D (gross) GULF OF MEXICO Geauxpher, Bushwood, Winter, Ewing Bank 998, MandyGeauxpher (GB 462):Discovery 2008, onstream 2009Water depth: 2.8 K FTMariner 60% (op.), APA 40%115 MMCF/D (gross) Note: Geauxpher production based on initial production rate.

Advances in seismic & facilities technologies Plays and development models de-risked Project lead times reduced Exploitation opportunities for maturing assets Evolution of Apache's experience and resources Deepwater: The right time 9 Narrow Azimuth, Time Wide Azimuth, RTM Depth Image source: Courtesy of CGGVeritas Services (U.S.) Inc., Houston, Texas. Narrow Azimuth, Depth

Leases Expiring 2009-2014 Deepwater: Upcoming Block Turnover 10

Mariner's Deepwater Portfolio 11 Mariner Producing Properties Mariner Development Projects

Deepwater Track Record 12 Source: MMS and Offshore Magazine completed project lists. Participation based on MMS lease records in period between discovery and first production. Track record of companies acquired attributed to acquirer (e.g. BP includes Devon, Anadarko includes KerrMcGee, ENI includes Dominion). (CHART) GOM DW projects by company

Mariner: 36 Deepwater Projects 13 Field Name Block Water Depth (ft) First Production Shasta GC 136 1,040 Nov-95 Dulcimer GB 367 1,123 Apr-99 Black Widow EW 966 1,840 Oct-00 King Kong GC 472 3,817 Feb-02 Yosemite GC 516 4,004* Apr-02 Aconcagua MC 305 7,050 Oct-02 Falcon EB 579 3,454 Mar-03 Tomahawk EB 623 3,517* Mar-03 Zia MC 496 1,734* Jun-03 Harrier EB 759 4,114 Jan-04 Ochre MC 66 1,144 Jan-04 Devils Tower MC 773 5,342 May-04 Raptor EB 668 3,710 Jun-04 Front Runner GC 338 3,325 Dec-04 Front Runner South GC 339 3,422* Mar-05 Quatrain GC 382 3,484* Apr-05 Medusa MC 582 2,513* Jun-05 Baccarat GC 178 1,404 Aug-05 Field Name Block Water Depth (ft) First Production Swordfish VK 961 4,750 Nov-05 Rigel MC 296 5,227 Mar-06 Seventeen Hands MC 299 5,881 Mar-06 Lorien GC 199 2,260* Apr-06 Constitution GC 679 5,001 Jun-06 Black Widow North EW 921 1,700 2006 Pluto MC 718 2,700 2006 Cottonwood GB 244 2,089 Feb-07 Spiderman DC 621 8,082 Sep-07 Q MC 961 7,926 Oct-07 San Jacinto DC 618 7,805 Oct-07 Lost Ark EB 421 2,754 Dec-07 Bass Lite AT 426 6,623 Feb-08 Nansen EB 602 3,500 Feb-08 Daniel Boone GC 646 4,230 Aug-08 Geauxpher GB 462 2,784 May-09 Thunder Hawk MC 734 5,724 Jul-09 Viosca Knoll 821 VK 821 1,030 Oct-09 * Average water depth in lease block.

Deepwater Development Inventory 14 Project Location W.I. Onstream MBOE/D (8/8th) Balboa EB 597 50.0% 4Q 2010 5.3 Mandy MC 199 35.0% 2Q 2011 6.0 Dalmatian DC 48 12.5% 2H 2011 8.3 Wide Berth GC 490 56.3% 4Q 2011 10.8 Lucius KC 875 16.7% 2013-2014 TBD Heidelberg GC 859 12.5% 2013-2014 TBD Bushwood GB 463 30.0% 2015 8.3

Lucius (KC 875) 15 2009 discovery (16.67% WI) 200+ net feet of oil pay in discovery well 600+ net feet of pay in January 2010 appraisal well Subsalt discovery: Thick Lower Pliocene and Upper Miocene sands with excellent reservoir quality Operator (APC) estimate: 200+ MM BBL of oil Additional appraisal in 2010 In March 2010, built 25-block interest in the area with 25%+ WI

2009 discovery (12.5% WI) 200+ net feet of oil pay Subsalt discovery: Thick Middle Miocene sands with excellent reservoir quality Operator (APC) estimate: 200+ MM BBL of oil Now drilling appraisal well Significant block position and prospects in area: Lyell (2010 spud) Owls Nest Alexandrite Fuji/Springs Heidelberg (GC 859) 16

Deepwater Exploration Inventory 17 2010 Candidates 2011 Candidates 2012+ Candidates Heidelberg Lwr Mio (GC 903) Boonville (GC 618) Frosa (GB 904) Lucius II (KC 874/875) Eagle Nest (GB 289) Lucius Wilcox (KC 875) Springs Deep (GC 505) Owls Nest (GC 861) Atrip (GB 373) Maverick (GB 869) King Kong Deep (GC 473) Mandy Deep (MC 199) Croc (DC 4) Lyell (GC 550) Alexandrite (GC 771) Clinton (MC 796) Salt Branch (GC 363) Fastrill (KC 119) LaSalle II (EB 558) Springs Shallow (GC 505) Santa Rita (GC 246) Covelite (MC 493) Bluto (DC 714) Calcite (AT 333) Flounder (DC 969) Owls Creek (GC 816) OCS 213 Awards (27 prospects) 1.4BN BOE of potential in current inventory (50 prospects)* 1.3BN BOE evaluated by DeGolyer & MacNaughton (Pg 31%) * Does not include 27 prospects in OCS 213 leases.

GOM Shelf Properties 18 Historically underworked assets Strong cash flow and returns profile Value creation through APA's proven Shelf exploitation model 367MM BOE* in current drilling inventory * Unbooked potential resources. PROPERTY LEGEND Devon Apache Mariner

Permian Basin Oil 19 Long-lived oil position with running room: 2,000+ drilling locations 125K net acres primarily in areas of peer drilling focus (PXD) Upsides from de-risking plays: Spraberry, Wolfcamp, Wolfberry (CHART) Mariner: Permian Region Production (net MBOE/D) +33% +23% +11% (6-months) Apache Mariner

New Ventures 20 200K net acres across a portfolio of new onshore plays Includes 54K net Niobrara acres Fits APA's focus on unlocking new plays: Horn River, Granite Wash

Financial Highlights 21 Note: Transaction includes $0.7BN of projected goodwill.

Capital Structure (12/31/10) 22 Pro Forma * Equity ($BN) 21.1 Debt ($BN) 6.6 Debt / Cap (GAAP) 23.7% Cash ($BN) 1.0 Shares Outstanding (MM) 357 * Including Devon acquisition and Mariner.

Pro Forma Production 23 (CHART) (CHART) Geographical Mix (Jan 2010) Commodity Mix (Jan 2010) International Gas 20% North American Gas 31% Total Oil + Liquids 49%

Mariner Hedges 24 Current production: 15,650 B/D oil, 240 MMCF/D gas, and 7,100 B/D NGLs

Peer Statistics 25 25 (CHART) Peer group includes APC, CHK, DVN, ECA, EOG , HES, MRO, MUR, NBL, NFX, OXY and XTO 2009 Production Reserves (2009YE) MBOE/D BN BOE

Peer Statistics 26 26 2009 Cash Flow Peer group includes APC, CHK, DVN, ECA, EOG , HES, MRO, MUR, NBL, NFX, OXY and XTO $BN

Deepwater: new growth platform Right time, right entry: critical mass, deep experience Leverage Apache's resources and reach Permian oil and GOM shelf: exploitation value creation Excellent fit with core operating areas Strong cash flow, drilling inventory, upsides New ventures: fit onshore focus on unlocking new plays All portfolio components fit our strategy and strengths Deep resource potential, opportunity set Supports balance: more North America growth, more U.S. oil Cultural fit tested through joint experience First merger since Phoenix Res. (new growth platform - Egypt) Important Step for Apache 27